1998                                 [GRAPHIC OF EXACT EXPRESS DELIVERY DRIVER]
ANNUAL REPORT

                                     [YELLOW CORPORATION LOGO]

Celebrating 75 Years of Transportation Leadership

History teaches important lessons. The most

important for us is that quality service has been our

legacy for 75 years. That's where our focus will always

be. It's the best way to ensure consistent earnings

growth and shareholder value.

Maury Myers, Chairman, President and CEO - Yellow Corporation

In 1999, both our Yellow Freight System and Saia subsidiaries celebrate 75 years in business. Yellow Transit Co., the predecessor of Yellow Freight System, was founded by Oklahoma entrepreneur A.J. Harrell in the mid-1920s when he bought two trucks to haul freight between the booming oil towns of Oklahoma City and Tulsa. Also at that time, Saia Motor Freight Line founder Louis P. Saia, Sr., and his wife and children launched a general freight hauling business in and around Houma, Louisiana. From these humble beginnings, the Yellow and Saia brands have grown to be recognized throughout the world as leaders in transportation services.

--------------------------------------------------------------------------------
                            [75TH ANNIVERSARY LOGO]

                                   FAMILY OF

                                   OPERATING
--------------------------------------------------------------------------------
                                   COMPANIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
            [YELLOW LOGO]                             [SAIA LOGO]
--------------------------------------------------------------------------------

              SERVICES:                                SERVICES:
           North America LTL                         Regional LTL -
                                                 12 Southeastern states
        Guaranteed time-definite,           Overnight & second-day delivery
           expedited service                  Guaranteed expedited service
         International LCL/FCL                     Truckload service
            Rail intermodal                        Caribbean service
         Heavyload / truckload               LTL service to Mexico interior
           Chemical services                  Inter-regional service with
            Exhibit services                        WestEx & Action
           Integrated logistics
      Electronic commerce services


                PROFILE:                                PROFILE:

            23,200 employees                        4,700 employees
             385 terminals                            72 terminals
           300,000 customers                        93,000 customers
             8,400 tractors                          2,000 tractors
            35,900 trailers                          5,400 trailers
      8.3 million tons of freight             2.3 million tons of freight
           delivered in 1998                       delivered in 1998

              Web address:                            Web address:
      http://www.yellowfreight.com                http://www.saia.com


--------------------------------------------------------------------------------
            [WESTEX LOGO]                         [ACTION EXPRESS LOGO]
--------------------------------------------------------------------------------
              SERVICES:                                 SERVICES:
        Regional LTL - California           Regional LTL - Pacific Northwest
               & Southwest                      & Rocky Mountain states
     Overnight & second-day delivery        Overnight & second-day delivery
       Guaranteed expedited service           Inter-regional service with
 Maquiladora service - Tijuana to Juarez             Saia & WestEx
      LTL service to Mexico interior
       Marketing partnerships with
      3rd party logistics companies
       Inter-regional service with
              Saia & Action


                PROFILE:                                PROFILE:

            1,100 employees                           400 employees
              32 terminals                            16 terminals
             7,200 customers                        4,000 customers
               400 tractors                           200 tractors
             1,300 trailers                           450 trailers
        380,000 tons of freight                 236,000 tons of freight
           delivered in 1998                       delivered in 1998

              Web address:                            Web address:
       http://www.westex-inc.com            http://www.actionexpressinc.com

                                    CONTENTS




SUBSIDIARY PROFILES ...                                                                 2
A snapshot of who we are and what we do.

LETTER TO SHAREHOLDERS ...                                                              10
Chairman and President A. Maurice Myers reviews 1998 and reports on the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS ...                                                17
An in-depth look at comparative year-to-year financial and operating performance.

FINANCIAL SUMMARY ...                                                                   26
Selected financial data is reported on a five-year comparative basis.

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES ...                                         28
Financial results and notes on significant accounting policies and issues affecting financial results.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ...                                            45
A report by Arthur Andersen LLP.

SUPPLEMENTARY INFORMATION ...                                                           46
Additional information of interest.

OFFICERS ...                                                                            47
A roster of senior officers.

DIRECTORS ...                                                                           48
A portrait and listing of the board of directors.

A banner year for technology

Today's economy moves on information. Yellow

Companies are using our substantial information

technology resources to create competitive advantage.

Tom Smith, President - Yellow Services

[GRAPHIC-HISTORICAL PICTURE OF DISPATCHER]>FAST


[information] Yellow is using information to change the definition of "transportation services company." State-of-the-art information technology has become as important as our tractors, trailers, forklifts and dock space. MARKET OPPORTUNITIES, not operational limitations, must drive business decisions. Technology is greatly expanding our capacity to respond to those opportunities. THE INTERNET, EDI and other channels of electronic commerce are vitally important ways in which we reach customers and solve their transportation challenges. Through the internet, Yellow does everything from processing credit approvals to shipment pickup orders.


                                             ON THE
                                             WORLD WIDE WEB
                                             As new internet-based markets
                                             emerge for our customers,
[GRAPHIC-CUSTOMER SERVICE REPRESENTATIVE     Yellow is keeping pace. We are
 AND COMPUTER MONITOR]                       helping customers use the
                                             world wide web for everything
                                             from obtaining ready-to-use
                                             shipping documents to e-mailing
                                             a pickup request.



--------------------------------------------------------------------------------
4

    [GRAPHIC-EMPLOYEE IN FOREGROUND & THREE COMPUTERS WITH INTERNET SCREENS]

                                    FORWARD


THEN: In the 1940s, Yellow was one of the first companies to establish a teletype system for transmitting information over the trucking routes, improving operational efficiencies.

NOW: Technology is freeing our 450 Yellow Freight Customer

Service Representatives to spend more time answering questions,

solving problems and recommending transportation solutions.

--------------------------------------------------------------------------------

Continuous Service Improvement

Customers no longer have to ask,"What

can you do?" They just tell us when they need

their products delivered - to the hour, if necessary.

And Yellow can do it.

Bill Zollars, President - Yellow Freight System

[GRAPHIC-HISTORICAL PHOTO OF DELIVERY DRIVER AND CUSTOMER WITH
TRUCK IN BACKGROUND] PAST+

[fundamentals]YELLOW is continuously improving its performance in all fundamental areas - on the dock, on the highways and on city streets. PAYING ATTENTION to the fundamentals is the way to earn repeat business. EXACT EXPRESS is another way we're improving our performance. It has created a new standard of service precision since its introduction in July 1998. It is raising customer expectations to levels never before seen in our industry. Unique customer satisfaction guarantees backed by revolutionary service recovery processes are helping us get there. WE'RE NOT SATISFIED with the status quo. Our goal is excellence in executing the fundamentals. We will accept nothing less.

--------------------------------------------------------------------------------

[GRAPHIC-TV WITH 1-800-GO-YELLOW ADVERTISEMENT]  SPREADING THE WORD

           Change can be a catalyst for creativity. Advertising messages and new media in 1998 set Yellow Freight apart in its quest for customer GRAPHIC-attention:

           - First-time-ever TV ads promoted a new, innovative service - Exact Express

           - NASCAR sponsorship - a racecar and racing truck ran in two of NASCAR's top racing venues - Winston Cup and Craftsman Truck Series

           - Logo merchandise - after Yellow introduced a new company store, employees, families and customers bought $1 million worth of merchandise

           - Hot air balloons carried the Yellow logo to thousands of sports spectators across North America

                    [GRAPHIC-EXACT EXPRESS DELIVERY DRIVER]

                                    PRESENT

THEN: Between 1932-36, founder A.J. Harrell designed an inter-

state delivery system that accommodated disparate state weight regulations and still produced a cost-efficient transfer operation.

NOW: Exact Express, our new time-definite, expedited air and ground delivery service, is forcing competitors to try to meet our standards.

It is currently delivering on time with 99 percent efficiency, throughout

North America, exactly when customers need it.

Service Means Solutions

Yellow sells transportation solutions, not space

on trailers. Selling space is selling a commodity.

Selling solutions creates value for the customer.

That's what customers increasingly demand.

And that's what we provide.

Maury Myers, Chairman, President and CEO - Yellow Corporation

[GRAPHIC-HISTORICAL PICTURE OF DOCKWORKERS] THEN

[portfolio] Because each customer has unique transportation needs, Yellow is building a portfolio of transportation services companies. OUR REGIONAL CARRIERS meet the demand for fast, on-time delivery to destinations generally overnight and less than 1,000 miles away. OUR NATIONAL CARRIER increasingly meets demand for a broad range of supply chain management services including coast-to-coast and international delivery. EACH COMPANY is broadening its portfolio of services to meet the needs of individual customers and customer segments.

--------------------------------------------------------------------------------

                                SAIA PERFORMANCE

                              1995      1996      1997      1998
REVENUE                      $209.6    $264.3    $311.2    $340.1
OPERATING RATIO                96.3      95.9      93.7      92.7

                      [GRAPHIC-BOX] = REVENUE IN MILLIONS

                      [GRAPHIC-PICTURE OF SAIA DOCKWORKER]

                                     + NOW

THEN: Throughout the 1950s, 60s and 70s, Yellow built its coverage network through a series of acquisitions primarily aimed at obtaining federally controlled operating authorities in strategic regions of the country.

NOW: Yellow is building a regional carrier group to meet demand in one of the fastest growing segments of the transportation services market. The December 1998 acquisition of Action Express was an important step forward. Saia, our flagship regional carrier, and

WestEx have coverage networks that dovetail with Action Express.

Last year, we told you that the key to building

shareholder value was to listen to our customers.

We are now taking that principle one step further.

We are acting on what they have told us.

Maury Myers, President and CEO - Yellow Corporation

[GRAPHIC-HISTORICAL PICTURE OF YELLOW FREIGHT TRUCK]
DEAR SHAREHOLDER

--------------------------------------------------------------------------------

1998 may prove to be one of the most significant years in our history. We took several important steps that will put Yellow in better position to deliver consistent shareholder value over future business and economic cycles.

We overcame a slow start and were solidly profitable for the year. Yet, we were not completely satisfied with our overall financial performance. Our results were down from the previous year. While those trends were consistent with our peers, we do not want to be just "one of the group."

Yellow aims to create an entirely new category of transportation services provider. We are making the transition from providing one-size-fits-all, less-than-truck-load (LTL) freight hauling to a company that offers flexible, logistics-driven transportation solutions that fit the needs of individual customers. That's the path to consistent profitability. And that's the real significance of what we accomplished in 1998. We made many of the necessary moves that will take us further toward our goals.

STRATEGY REVIEW

Shortly after I joined Yellow

[GRAPHIC-PICTURE OF A. MAURICE MYERS, CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER.]

Corporation in 1996, we developed seven important strategies that continue to guide us. Those are:

- Develop an array of complementary transportation services that meet customer needs.

- Grow revenue and improve profitability to produce adequate return on capital employed.

- Align and leverage the company's portfolio of assets to gain competitive advantage and increase shareholder value.

- Create and maintain a high performance, customer-focused culture.

- Expand the use of technology to create competitive advantage.

- Work smarter to achieve industry peer group efficiency leadership.

- Maintain a best practices safety program to protect and motivate employees.

We moved closer to reaching our ultimate goals in each of those seven areas during 1998.

FINANCIAL REVIEW

We reported 1998 income from continuing operations of $40.1 million, or $1.49 per share. In 1997, we reported income from continuing operations of $52.7 million, or $1.84 per share. Revenue from continuing operations was $2.9 billion in both 1998 and 1997.

In addition to continuing operations, consolidated results for 1998 also reflect a $68.7 million loss from discontinued operations for the divestiture of Preston Trucking Company, a regional carrier that had not performed satisfactorily in the five years it was owned by Yellow. The sale to a group of Preston senior executives generated approximately $20 million in positive cash flow, primarily from income tax benefits realized during 1998. Including the discontinued operation and divestment charge, the net loss for 1998 was $28.7 million, or $1.06 per share.

In 1998, it became apparent that the repurchase of our own stock was one of the best corporate investments we could make. We felt it was undervalued, and it remained that way throughout 1998. From December 1997 to year-end 1998, we bought back 2.9 million shares, or more than 10 percent of the total outstanding. This investment

[GRAPHIC-YELLOW FREIGHT DRIVER]

has directly benefited 1998 earnings per share and positions us for additional benefits in future years.

We finished the year with a strong balance sheet, putting us in excellent position to reinvest in our existing service capacity as well as in new services and acquisitions.

Our net capital expenditures totaled $96 million in 1998. We expect 1999 capital expenditures to total $147 million. In addition to expenditures for necessary replacements, our 1999 focus will be on opportunities that create competitive advantage and attractive earnings growth prospects.

EVENTFUL YEAR AT YELLOW FREIGHT SYSTEM

Our largest operating subsidiary generated 1998 revenue of $2.49 billion, nearly matching the $2.54 billion in revenue achieved in 1997. Operating income was $66.9 million - a 97.3 operating ratio - compared with 1997 operating income of $82.7 million, or a 96.7 operating ratio.

Operating results were hurt by business losses resulting from customer concern over the possibility of a work stoppage associated with the negotiation of a new contract with the International Brotherhood of Teamsters. We reached tentative agreement February 9, 1998 on an unprecedented five-year deal. But we lost business that particularly hurt our first and second quarters. Results improved in the second half and we finished with a respectable fourth quarter. We are entering 1999 in much better position than we were a year ago.

Our new labor agreement sets reasonable economic terms while providing stability for customers and employees. Included in the new contract is a commitment to keep lines of communications open and to work together on improving the future of our business.

Like the rest of Yellow Corporation, Yellow Freight System made several significant moves during 1998 that position it for long-term business growth and service improvements. Yellow Freight is "reinventing" itself to provide flexible, logistics-driven transportation solutions that fit the needs of individual customers.

The July launch of Exact Express was a key move in that direction. This new time-definite, expedited transportation service includes one of the most aggressive customer satisfaction guarantees in the industry. Exact Express is a revolutionary change in the way customers may use transportation services. Rather than providing service based on standard industry delivery criteria - which sometimes are extremely limiting

--------------------------------------------------------------------------------
                          COST EFFICIENCY (AND) SAFETY
--------------------------------------------------------------------------------
                                 CONTINUE TO BE
--------------------------------------------------------------------------------
                                HIGH PRIORITIES
--------------------------------------------------------------------------------
                                   AT YELLOW
--------------------------------------------------------------------------------

- Exact Express provides variable-speed air and ground delivery options. Same-day, next-day and even by-the-hour service is available, whenever and wherever the customer needs it. Air partners integrated through our state-of-the-art ExacTrac information technology system enable Exact Express to provide best-in-class service.

New service options like Exact Express require a highly engineered network. Our Gold Certification Process implements best practices and focuses on short interval scheduling. By engineering highly efficient processes in areas like city, dock and linehaul operations, we are improving our service capabilities while concurrently reducing costs. Proprietary technology and an experienced, highly skilled workforce are helping us achieve success.

Because people are our most valued asset, our aggressive safety program aims to materially reduce the frequency of lost-time injuries and significantly improve the linehaul miles and city hours driven between vehicular accidents. While Yellow has been a longtime leader in workplace and highway safety, this extremely robust effort will take us even further, protecting our people and improving efficiencies.

We also adjusted our pay for performance program. New incentives for sales executives were designed to reward success in growing profitable revenue. Other compensation incentives for operations employees reward specific process improvements that enhance service performance while reducing costs. We are more convinced than ever that pay for performance offers an excellent return on investment and creates the high performance culture that we must have to remain the leader in our industry.

Another key to the ongoing success at Yellow Freight System is the continued expansion of centralized customer service capabilities. Introduced in 1995, the Customer Service Centers are the cornerstone of a $120 million capital investment in technology. They deliver internal operating efficiencies and greatly expand our overall customer service capabilities.

REGIONAL REPOSITIONING STRATEGY

While our regional portfolio is now smaller than it was a year ago, it is more profitable and has better growth potential. The mid-year divestment of Preston Trucking Company has allowed us to reposition and implement a regional strategy focused

                                   INNOVATIVE
--------------------------------------------------------------------------------
                                   TECHNOLOGY
--------------------------------------------------------------------------------
                              AND FLEXIBLE SERVICE
--------------------------------------------------------------------------------
                                  ARE CRUCIAL
--------------------------------------------------------------------------------

specifically on earnings growth. We will expand into new geographical markets that create the potential to grow the bottom line, not just top line revenue.

An important first step was the acquisition of Action Express, a profitable non-union regional carrier based in Boise, Idaho. Action Express primarily serves the Pacific Northwest and Rocky Mountain states.

Saia Motor Freight Line and WestEx, our non-union carriers serving the Southeast and Southwest respectively, have coverage networks that dovetail with Action.

Saia is the flagship of our regional operations. Acquired in 1993 as part of the purchase of Preston Corporation, Saia has achieved above-average revenue growth while producing an operating ratio in the low to mid 90s. We have invested heavily in Saia, both through capital investment and through expansion of its market territory. Today, Saia is the most profitable Yellow Corporation subsidiary and is the model for future regional investments.

In 1998, Saia operating revenue was $340 million, up from $311.2 million the year before. The operating ratio was 92.7, improved from 93.7 in 1997.

As Saia celebrates its 75th year in business during 1999, growth will continue to be the focus. New service will be introduced in Virginia, the 12th state in its coverage network. Also in 1999, Saia's core one- and two-day service will be further bolstered by new target lane service offerings with sister carriers and an expanded on-time guarantee.

Growth also continues to be the headline at WestEx, which reported revenue of $64.9 million, up 32 percent over 1997 revenue of $49 million. WestEx recorded a $1.2 million operating loss for the year but became profitable in both of the second half quarters of 1998. With excellent coverage in California and the Southwest, WestEx has essentially transitioned through its startup period. We expect increasing profitability as WestEx now builds density and improves its network efficiencies.

Regional service is a high-growth opportunity which we are pursuing aggressively. As with our national company, we are creating advantages for each regional company by continuously improving our service offerings and implementing operating best practices as we expand.

MARKETING AND ELECTRONIC
COMMERCE

Yellow Corporation is becoming a different type of transportation services company. Customers are at the center of everything we do. We recognize that customers don't care whether their goods move on trucks, trains, planes or ships. They just want their shipments delivered to their destination on time, intact and damage-free. Combining these features with a hassle-free transaction produces the customer-focused service package necessary to compete successfully in today's marketplace.

Innovative technology and flexible service are crucial if Yellow is to meet these new and higher expectations. That's why our investments in the future will increasingly be centered around two objectives:

- Providing world-class customer service.

- Providing more transportation solutions and options.

Market opportunities, not operational limitations, increasingly drive business decisions. Our Yellow Freight System subsidiary intends to be the leading provider of guaranteed, time-definite, defect-free, hassle-free transportation and related services in North America for shipments over 70 lbs. Our regional subsidiaries also are focused on marketplace realities. All of our subsidiaries must be well positioned to serve customers who need fast, flexible, highly reliable service in today's Just-In-Time manufacturing and lean-inventory business environment.

The ability to deliver accurate information in real time is essential to meeting these new demands. Everyone from Fortune 500 companies to small and medium-sized manufacturers and distributors is demanding information from their carriers via the internet, electronic data interchange (EDI) or other automated means. Electronic commerce is increasingly how the Yellow Corporation companies will do business.

Supply chain management strategies are built around information flow. Yellow is helping customers use the internet to process everything from credit approvals and pickup orders to tracking shipments and obtaining documents. Through the internet, Yellow is creating a virtual Customer Service Center. And very soon, the internet will be an important link with specific customers and customer groups

[GRAPHIC-SAIA TERMINAL DOCK]

as we build proprietary, customized web pages designed to help them execute complex product distribution and supply chain management strategies.

THE OUTLOOK

A strong balance sheet, tight control on operating costs, better utilization of technology and introduction of new service capabilities have Yellow positioned for profitable growth in 1999 and beyond.

Earnings growth is essential. It is the surest way to deliver shareholder value through future economic and business cycles. While we will always remain sensitive to natural cycles of the economy, we are building a company that can operate profitably through economic ups and downs.

Our growth will come from both building our portfolio of companies and continuing to expand our service offerings. Our vision for the future is to continuously improve our service capabilities and create additional value for customers.

The ability to deliver quality transportation service begins with the quality of our work-force. As shareholders, you should know that the best and most talented professionals in the transportation industry work at the Yellow Corporation family of companies. This is a core strength that we will continue to build.

During 1999, Yellow Freight and Saia celebrate the 75th anniversaries of their founding. Both have survived the Great Depression, numerous recessions, a world war, deregulation and more. Through it all, they have remained leaders in providing customers with the quality service they wanted. That's the most important lesson from our past. No matter what changes come our way, we are committed to being the industry's undisputed service leader.

In closing this year's letter, I want to take a moment to salute David Hughes for his long and valued service as a member of our board of directors. A retired Vice Chairman of Hallmark Cards, Inc., Dave has served on the Yellow Corporation board since 1973. He retires from our board at our annual shareholders' meeting this year, taking with him our best wishes and heartfelt thanks for his valuable contributions.

Last year, we told you that the key to building shareholder value was to listen to our customers. We are now taking that principle one step further. We are acting on what they have told us.

We know they want a broader portfolio of services and supporting information technology. We know they want to work with people who are responsive and service-oriented. And above all, we know they want value for their transportation dollar, just as you demand value from your investment dollar.

We have listened and we have heard. Delivering value is what Yellow is all about.

Sincerely,

A. Maurice Myers

Chairman of the Board,

President and

Chief Executive Officer

Yellow Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results Of Operations
================================================================================

1998 vs. 1997

  Operating revenue for Yellow Corporation (the company) totaled $2.9 billion in 1998, relatively unchanged from 1997. Operating income for the year was $83.4 million, down from $98.7 million in 1997. Income from continuing operations was $40.1 million or $1.49 per share (diluted) in 1998, compared to $52.7 million or $1.84 per share (diluted) in 1997.

  Yellow Freight's 1998 operating income of $66.9 million was lower than 1997 operating income of $82.7 million. Operating revenue was $2.49 billion for 1998, down 1.8 percent from $2.54 billion for 1997. The 1998 operating ratio was 97.3 compared with 96.7 in 1997. Performance during 1998 was adversely impacted by the loss of business in late 1997 and early 1998 due to customer concerns over the possibility of a work stoppage in connection with negotiations on a new National Master Freight Agreement (NMFA) with the International Brotherhood of Teamsters (IBT). The NMFA negotiation resulted in a tentative contract with the IBT in February which was then ratified on April 7, 1998. The new five-year agreement greatly minimized customer concerns over job actions and provides the company reasonable economic terms over this period.

  The decrease in revenue resulted from tonnage declines of 3.6 percent partially offset by a 1.7 percent increase in revenue per ton. The tonnage decline resulted from the freight diversion associated with the IBT labor negotiations. Following the first quarter declines and adjusted for individual customer mix issues, tonnage generally improved in the second through fourth quarters. The increase in revenue per ton was the net result of higher prices, mix changes and partially offset by a decline in fuel surcharge revenue. On October 1, 1998 Yellow Freight implemented increases averaging 5.5 percent for those customers that do not have annual contracts. In addition, price increases were negotiated during the year with contractual customers. Fuel surcharge revenue was immaterial in 1998 as fuel prices decreased below the surcharge index levels.

  Yellow Freight's cost per ton increased 2.7 percent due to cost increases and unfavorable economies of scale resulting from the tonnage declines. Given the volume declines, management believes costs per ton would have increased by an even greater percentage but for cost efficiency and productivity improvements from both new initiatives as well as run rate benefits from prior year programs.

  Yellow Freight salary, wages and employee benefits as a percentage of revenue declined slightly in 1998 due to volume declines and wage and benefit increases. Increased use of rail transportation from 26.9 percent to 27.3 percent contributed to an increase in purchased transportation expense as well as decreases in depreciation and other expenses between years. Despite an improvement in overall accident frequency, 1998 insurance and claim expenses increased due to a higher number of severe losses in the third quarter. While fuel prices were lower for most of 1998 compared to the prior year, Yellow Freight's fuel-hedging program partially offset the product cost savings as fuel prices reached unprecedented lows.

  Saia Motor Freight Line, Inc. (Saia) continued its growth with 1998 operating income of $24.7 million, up from $19.6 million in 1997. This was accomplished with a combination of strong revenue growth and progress on cost control. Saia's 1998 operating ratio was 92.7 compared to 93.7 in 1997. Tonnage increased 5.7 percent and revenue per ton increased 3.3 percent, while cost per ton was up only 2.3 percent. Revenue for 1998 was $340.1 million up 9.3 percent from $311.2 million in 1997. Business levels were up as Saia was successful in building density in the 11-state coverage area provided to its customers.

  Throughout 1998, Saia focused on yield improvement and the continued shift to higher yielding less than truckload (LTL) business. Saia initiated a 5.7 percent general rate increase in September 1998 and also raised prices on contractual customers in varying amounts during the

================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                ...CONTINUED...
================================================================================

year. Fuel surcharge revenue declined in 1998. Salary, wages and benefits were up over 1997 due to an increase of approximately 350 employees resulting from higher tonnage and approximately 3.5 percent increase in wage rates. Operating expense increases were consistent with tonnage increases in 1998. While fuel prices decreased in 1998, Saia's fuel-hedge program partially offset these favorable prices in 1998. Depreciation increased due to the addition of revenue equipment placed in service in late 1997 and approximately 340 tractors and 900 trailers placed in service in 1998. Increased purchased transportation and rentals during 1998 allowed Saia to manage temporary surges in business.

  WestEx, Inc. (WestEx) continued its rapid growth in 1998, reporting revenue of $64.9 million, up 32.4 percent from $49.0 million in 1997. WestEx reported an operating loss of $1.2 million for 1998 compared to $0.8 million operating loss in 1997. Tonnage increased 25.2 percent and revenue per ton increased 5.3 percent in 1998. A general rate increase of 5.2 percent and a yield improvement program significantly impacted revenues. Salaries, wages and employee benefit increases in excess of tonnage increases burdened operating expenses in 1998. Purchased transportation increases in 1998 were offset by reductions in other operating expenses. WestEx reported positive operating income for the second half of 1998 and is expected to remain profitable in 1999.

  Action Express, Inc. (Action) will operate as a separate Pacific Northwest and Rocky Mountain subsidiary. The company's consolidated financial statements include Action's results after its December 1, 1998 acquisition date, which are not material.

     Corporate expenses included a $2.3 million fourth quarter non-recurring expense for an acquisition evaluation that was terminated. Corporate earnings benefited from a 13.7 percent reduction in interest expense to $11.7 million in 1998, down from $13.5 million in 1997. Other nonoperating expense increased in 1998 versus 1997 due primarily to gains on the sale of real estate recorded in 1997. Earnings per share from continuing operations benefited from the company's stock buy back programs which reduced total shares outstanding at December 31, 1998 by approximately 10 percent or 2.9 million shares.

Discontinued Operations

  In the second quarter 1998, the company sold Preston Trucking Company, Inc. (Preston Trucking) its northeast regional LTL segment to a management group of three senior officers of Preston Trucking. The sale resulted in a charge of $63.6 million net of anticipated tax benefits of approximately $28.0 million, which has been disclosed as discontinued operations in the consolidated statement of operations. No interest charges have been allocated to discontinued operations and the company does not anticipate any material change in the loss on disposal of the discontinued operations. The consolidated financial statements have been restated to remove Preston Trucking from continuing operations and to disclose these amounts as discontinued operations in accordance with APB No. 30. The loss from operation of Preston Trucking in 1998 (prior to divestment) was $5.1 million net of tax benefits of $2.8 million. The loss from operation of Preston Trucking in 1997 was $.3 million, net of tax expense of $.6 million.

  After giving effect to discontinued operations, the company recorded a net loss for 1998 of $28.7 million or $1.06 per share (diluted), versus net income of $52.4 million, or $1.83 per share (diluted) in 1997.

1997 vs. 1996

  Operating revenue for the company totaled $2.9 billion in 1997, up 9.0 percent from $2.65 billion in 1996. Income from continuing operations for the year was $52.7 million in 1997, compared to 1996 income from continuing operation of $5.1 million excluding a special charge. The fourth quarter 1996 special charge pertained to restructuring of the company's Yellow Freight subsidiary and was $46.1 million

================================================================================
18

================================================================================

before income taxes ($28.3 million after income taxes). The special charge is discussed further in the notes to the consolidated financial statements. Net income for 1997 was $52.4 million, or $1.83 earnings per share (diluted), versus 1996 net loss of $27.2 million or $.97 per share (diluted).

  Improved profitability resulted primarily from improved pricing, stronger volumes and aggressive cost reduction and productivity strategies, primarily at Yellow Freight. Yellow Freight achieved $145 million in cost savings in 1997 from programs implemented in 1996 and 1997.

  Yellow Freight's 1997 operating income rose to $82.7 million, more than double the 1996 operating income of $36.1 million, before the special charge. Revenue for 1997 was $2.54 billion, up 7.7 percent from $2.36 billion in 1996. The 1997 operating ratio for Yellow Freight was 96.7 compared with 98.5 in 1996, excluding the special charge.

  Yellow Freight tonnage and shipments per day during 1997 were up 4.3 percent and 9.7 percent respectively. During the third quarter revenue benefited from a two week Teamsters strike against UPS which caused a surge in high cost, smaller shipments. During the fourth quarter, revenue weakened somewhat, due in large part to freight diversion resulting from concerns of some shippers over Yellow Freight's ongoing contract talks with the Teamsters, and the possibility of a strike when the contract was scheduled to expire, March 31, 1998. The Teamsters ratified a five year contract in April 1998.

  During 1997, Yellow Freight revenue per ton was up 4.2 percent due to an improved pricing environment. Cost per ton was up only 2.1 percent as cost reduction, productivity and asset utilization strategies were material factors in offsetting a 3.8 percent (approximately $44 million) increase in Teamster wages and benefits effective April 1, 1997.

  The 4.2 percent increase in revenue per ton from individually negotiated price increases with contractual customers as well as by general rate increases, which apply to customers without contracts, averaging 5.2 percent in January 1997 and
4.9 percent in October 1997. In addition Yellow Freight maintained a separate fuel surcharge program.

  Yellow Freight achieved $145 million in net savings in 1997 from programs implemented in 1996 and 1997, compared to reductions of $75 million achieved in 1996. These reductions resulted from continuation of programs implemented in 1996 that included productivity and efficiency gains through best practices and increased use of technology, lower personnel complement, centralized purchasing benefits and other programs. In addition Yellow Freight implemented a change of operations in April 1997, which enabled an increase in the use of rail transportation from 18 percent to 27 percent of over-the-road-miles. The increased use of rail lowered operating expenses and improved the company's asset utilization and return on capital. The company is now able to operate with fewer linehaul tractors. Operating results in 1997 include $5.6 million of costs to implement the change in operations.

  Yellow Freight salary, wages and employee benefits improved as a percentage of revenue, despite the scheduled union wage increase, as a result of cost reduction initiatives and increased use of rail transportation. Increased use of rail drove the increase in purchased transportation and contributed to the decline in depreciation and other expenses between years. The average age of owned linehaul units slightly decreased but the average age of city units slightly increased. Favorable accident experience contributed to the decline in claims and insurance. A rise in cargo loss and damage somewhat offset the favorable impact. Fuel prices generally declined as did fuel surcharge revenue.

  Saia continued its strong growth with 1997 operating income of $19.6 million, up from $10.8 million in 1996. Saia continued to build lane density in 1997. Revenue for 1997 was $311.2 million, up 17.7 percent from $264.3 million in 1996. Total tonnage increased 10.6 percent while revenue per ton improved 6.5 percent.

  Saia's operating ratio for 1997 was 93.7, compared with 95.9 in 1996. Tonnage increased

================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                ...CONTINUED...
================================================================================

10.6 percent and cost per ton increased 4.0 percent. Saia achieved a 9 percent improvement in pick-up and delivery productivity that helped offset higher wage rates. An improved safety program, better accident record and cargo claims prevention program held claims and insurance costs down. Purchased transportation and rentals provided additional capacity to manage business volume surges.

  WestEx continued its rapid growth during 1997, reporting revenue of $49.0 million, up 48.6 percent from $33.0 million in 1996. WestEx reported a small operating loss for the year.

  Corporate earnings also benefited from lower non-operating expenses. Long-term debt at year-end 1997 was $163.1 million, a reduction from $192.5 million at year-end 1996 and $341.6 million at year-end 1995. Debt reduction programs since year-end 1995 resulted in a reduction in interest expense of $7.5 million between 1996 and 1997. Additionally, other non-operating items, primarily gains on sales of real estate, contributed to favorable variances of $3.0 million in the fourth quarter and $3.7 million year-to-date.

Discontinued Operations

  Preston Trucking reported 1997 operating income of $0.1 million, compared with a $5.8 million operating loss in 1996. Net loss from discontinued operations was $0.3 million or $.01 loss per share (diluted) in 1997 compared to a net loss from discontinued operations of $3.9 million or $.14 loss per share (diluted) in 1996.

1996 vs. 1995

  Operating revenue in 1996 totaled $2.65 billion for the company, unchanged from 1995. The company recorded a net loss of $27.2 million, or $.97 per share, which included a $46.1 million special charge ($28.3 million after taxes) incurred by Yellow Freight. The charge included the write down of certain non-operating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance. Excluding the special charge, the company had 1996 income from continuing operations of $5.1 million compared to a loss from continuing operations of $26.5 million in 1995.

  Management and organizational changes designed to sharpen customer focus and improve profitability at Yellow Freight preceded the special charge. Over a four-month period nearly every facet of the organization was thoroughly examined. In early December 1996, Yellow Freight announced it was restructuring. Overall the organizational design changes established the foundation for additional service improvements and cost reductions in all phases of Yellow Freight's future performance. The notes to the consolidated financial statements describe the charge further.

  Yellow Freight's revenue was $2.36 billion, down 0.3 percent from 1995. The operating ratio, before the special charge impact, improved from 100.1 in 1995 to 98.5. Including the special charge, the operating ratio was 100.4. Tonnage declined by 2.8 percent while revenue per ton increased by 2.4 percent. The tonnage decline was due to market forces and Yellow Freight's efforts to improve pricing stability. In January 1996 Yellow Freight implemented a general rate increase averaging 5.8 percent which applied to its customers who do not have term contracts. The 1996 revenue per ton improvement would have been greater but the intense price discounting experienced in the second half of 1995 resulted in the January 1996 rate increase being calculated on a depressed rate base. Revenue at Yellow Freight also increased from a fuel surcharge program implemented in September 1996 to offset higher fuel costs. Yellow Freight's LTL revenue per hundredweight in the fourth quarter of 1996 was 4.7 percent higher than the fourth quarter of 1995.

  Benefiting from aggressive cost reduction programs, operating expenses for Yellow Freight on a per ton basis were up only 0.6 percent in 1996. This was in spite of higher fuel costs throughout the year, severe winter weather experienced in the first quarter and a 3.8 percent increase on April 1 in union wages and benefits. Higher productivity,

================================================================================
20

================================================================================

including an improvement in load average, helped moderate other increases in operating costs. The improvement in load average was especially evident when compared to the last half of 1995. Load average trended down significantly in that period due to the transit time improvement program implemented in the third quarter of 1995. As this program was adjusted, the downtrend in load average was reversed and by the end of the second quarter of 1996 had substantially improved to levels being achieved prior to the program.

  A series of focused cost reduction initiatives were begun at the end of 1995 which included employee reductions, general and administrative expense cutbacks, the implementation of a "best practices" program and a variety of other initiatives. The best practices program involves the use of those procedures being practiced at the most successful terminals throughout the network. During 1996 these programs achieved a targeted $75 million in cost reductions and benefited future years by a greater amount.

  During 1996 price increases in fuel cost Yellow Freight about $15 million. A fuel hedging program and the fuel surcharge offset these additional costs.

  Saia grew at double-digit rates in 1996 recording revenue of $264 million compared to 1995 revenue of $210 million, an increase of 26.1 percent. Total tonnage increased by 17.4 percent with LTL tonnage up 24.6 percent and truckload tonnage up 1.9 percent. The higher revenue and tonnage resulted from the full year impact of Saia's significant growth in geographical coverage during 1994 and 1995 as well as an overall improvement in lane density. Saia also benefited from a 7.4 percent improvement in revenue per ton partially due to a 2.4 percent increase in LTL revenue per hundredweight as well as a higher concentration of LTL freight in the freight mix.

  Saia's operating ratio improved to 95.9 compared to 96.3 in 1995. The improved yield was partially offset by higher salaries and wages that went from
58.8 percent of revenue to 59.8 percent of revenue in 1996 due to wage increases and a higher mix of LTL freight. Higher fuel cost and claims and insurance expense increases were offset by lower purchased transportation expense that declined due to the purchase of additional equipment and better asset utilization.

  WestEx continued to enjoy rapid growth, almost doubling its annual revenue to $33 million in 1996.

  Corporate interest expense declined from $23.4 million to $21.0 million primarily due to lower borrowing levels.

Discontinued Operations

  The operating ratio for Preston Trucking in 1996 was 101.4, the same as in the prior year. Net loss from discontinued operations was $3.9 million or $.14 loss per share (diluted) in 1996, compared to a net loss of $3.6 million or $.13 loss per share (diluted) in 1995.

Financial Condition

  The company's liquidity needs arise primarily from capital investment in new equipment, land and structures and information technology, as well as funding working capital requirements.

  Working capital decreased from a negative $22 million at year-end 1997 to a negative $42 million at year-end 1998. The company can operate with negative working capital because of the quick turnover of its account receivables and its ready access to sources of short-term liquidity.

  To ensure short-term liquidity, the company maintains capacity under a bank credit agreement and an asset backed securitization (ABS) agreement involving Yellow Freight's accounts receivable. The $300 million bank credit agreement expires in September 2001. This facility is also used to provide letters of credit. Approximately $251 million remained available under the agreement at year-end 1998 versus $227 million available at year-end 1997. Capacity of $107 million remained available under the ABS agreement at year-end 1998 versus $132 million available at year-end 1997. Access to the ABS facility, however, is dependent on the company having adequate eligible receivables, as defined under the agreement, available

================================================================================
21

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                ...CONTINUED...
================================================================================

for sale subject to a maximum facility limit of $150 million. The agreement permits the sale of accounts receivable to a wholly owned special purpose corporation which in turn sells an undivided interest to a third party affiliate of a bank. Funds raised by this method are less expensive to the company than issuing commercial paper. Finally, the company also expects to continue to have access to the commercial paper market and to short-term unsecured bank credit lines.


  Projected net capital expenditures for 1999 are $147 million, an increase over 1998 capital expenditures of $96 million. Net capital for both periods pertain primarily to replacement of revenue equipment at all subsidiaries, growth at Saia, WestEx, and Action Express and additional investments in information technology. In 1999, additional capital expenditures are planned for land and structures and funding of a recent acquisition. Net capital expenditures in 1997 totaled $80 million an increase from $43 million in 1996. The following actual and projected net capital expenditures are summarized below (in millions):

                                                               Actual
                                     ---------------------------------------------------------
                            Projected
                                 1999               1998             1997                 1996
----------------------------------------------------------------------------------------------
Land and structures:
  Additions                     $  39              $  10             $  11              $   10
  Sales                            (5)                (9)              (25)                (10)
Revenue equipment                  68                 60                75                  25
Technology and other               45                 35                19                  18
----------------------------------------------------------------------------------------------
Total                           $ 147              $  96             $  80              $   43
----------------------------------------------------------------------------------------------

  In December 1998, the Company acquired Action Express, a regional LTL company that operates primarily in the Northwest. The consolidated financial statements include the results of operations from the acquisition date. Neither the acquisition nor the results of operations were material to the consolidated financial statements.

  During 1998 the company trimmed $9 million in debt. At year-end 1998 total debt was $157 million. This reduction followed a decline in total debt from $196 million at year-end 1996 to $166 million at year-end 1997.

  Management believes its current financial condition and access to liquidity is adequate for current operations. Additionally, given the debt reductions and the company's access to new sources of capital, management believes the company has increased flexibility to respond to future growth opportunities, including acquisitions.

Other

  The company provides a "pay for performance" incentive compensation plan that rewards employees based on operating income and return on capital goals. Consolidated results include pay for performance accruals for nonunion employees of $8.8 million, $25.9 million and $2.2 million in 1998, 1997 and 1996 respectively.

  Another component of pay for performance is the company's stock option programs which are discussed on page 38 of the notes to the consolidated financial statements.

  Yellow Corporation Board of Directors have authorized three programs to repurchase shares of the Company's outstanding common stock with an aggregate purchase price of up to $25 million for each program resulting in total purchases of $55.5 million through December 31,

================================================================================
22

================================================================================

1998. Through December 31, 1998, approximately 2.9 million shares had been repurchased at an average price of $18.97 per share.

  The effective income tax rate was 42.4 percent in 1998, 40.7 percent in 1997 and (19.2) percent in 1996. The notes to consolidated financial statements contain an analysis of the income tax provision and the effective tax rate. The 1996 income tax benefit was offset by a $3.1 million charge resulting from a $23 million cash dividend from Canadian operations used to pay down debt.

Year 2000

  The company's Year 2000 project is intended to minimize the business impact of Year 2000 failures. Work efforts both to remediate and replace mainframe and client/server business applications are on schedule to be ready for the millennium change. The project will enter a phase of final verification testing at the end of the first quarter of 1999 to revalidate Year 2000 readiness.

  The company's Year 2000 strategy includes mainframe, mid-range, and client server applications, PCs, workstations, end-user computing, vendor software, equipment, environmental operations in terminals and offices, suppliers and customers. Inventory and assessment of all areas have been completed. The company has inspected, remediated, tested and reinstalled the majority of its code. Non-compliant vendor software and equipment determined to be critical to the business is being repaired or replaced. PC hardware is currently being replaced as needed through a systematic schedule of upgrades.

  The company's strategy also includes developing relationships with vendors who are working toward compliance. The company has material vendor relationships with financial institutions, utilities and telecommunication companies. These vendors indicate that they expect to achieve compliance and do not anticipate business interruptions as the century changes. The company is developing contingency plans to address Year 2000 issues that may arise with these key vendors. Steps are being taken to address the potential scenarios that may occur with key vendors and customers.

  The company began its Year 2000 project in 1995 and has estimated total project costs to be $17-18 million. Through December 31, 1998 the company has incurred approximately $13.7 million which represents approximately 7.2% of its information technology budget over the project period. The company expensed $5.9 million of modification costs in the year ended December 31, 1998.

Market Risk

  The company is exposed to a variety of market risks, including the effects of interest rates, fuel prices and foreign currency exchange rates. To ensure adequate funding through seasonal business cycles and minimize overall borrowing costs, the company utilizes a variety of both fixed rate and variable rate financial instruments with varying maturities. The company's long-term financing is generally at fixed rates. The detail of the company's debt structure, including off balance sheet financial instruments is more fully described on page 35 of the notes to financial statements.

  The company uses swaps and options as hedges in order to manage a portion of its exposure to variable diesel prices. These agreements provide protection from rising fuel prices, but limit the ability to benefit from price decreases below the purchase price of the agreement. The swap transactions are generally based on the price of heating oil. Based on historical information, the company believes the correlation between the market prices of diesel fuel and heating oil is highly effective. The company's fuel hedges are discussed in more detail on page 33 of the notes to the financial statements.

  The company's revenues and operating expenses, assets and liabilities of its Canadian and Mexican subsidiaries are denominated in foreign currencies, thereby creating exposures to changes in exchange rates, however the risks related to foreign currency exchange rates are not material to the company's consolidated financial position or results of operations.
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                 ..CONTINUED...
================================================================================

  The table below provides information about the company's fixed rate financial instruments as of December 31, 1998. The table presents principal cash flows (in millions) and related weighted average interest rates by contractual maturity dates.

                                                  Expected Maturity Date


                                   ----------------------------------------------------------------------------------

                                     1999      2000      2001      2002    2003  Thereafter       Total    Fair Value
---------------------------------------------------------------------------------------------------------------------
Fixed Rate Debt                     $   -   $ 30.6   $  8.5   $  23.5    $ 20.7    $  58.4       $ 141.7   $ 151.6
Average Interest Rate                   -     6.84%    8.09%     7.33%     6.33%      6.78%
Variable Rate Debt                  $   -   $   -    $   -    $    -     $  5.0    $  10.4       $  15.4   $  15.4
Average Interest Rate                   -       -        -         -       4.23%      5.14%
Off Balance Sheet -
 Asset Backed Securitization        $ 43.0                                                       $  43.0   $  43.0
 Effective Interest Rate              5.50%


  The following table provides information about the company's diesel fuel hedging instruments that are sensitive to changes in commodity prices. The table presents notional amounts in gallons and the weighted average contract price by contractual maturity date as of December 31, 1998. The company maintained fuel inventories for use in normal operations at December 31, 1998, which were not material to the company's financial position and represented no significant market exposure.

                                                             Expected Maturity Date
                                            -----------------------------------------------------------
                                                  1999            2000        Total         Fair Value
-------------------------------------------------------------------------------------------------------
Heating Oil Swaps:
Gallons (in millions)                          116,950           41,850       158,800       $  (13,505)
Weighted Average Price per Gallon            $   .4659        $   .4622     $   .4649

Diesel Fuel Fixed Purchase Contracts:
Gallons (in millions)                            5,040                -         5,040       $     (558)
Weighted Average Price per Gallon            $   .5170        $       -     $   .5170

================================================================================
24

================================================================================

Outlook

  The company operates in a highly competitive and changing transportation business. The 1998 five-year NMFA labor agreement provides stability to the customers of its largest subsidiary, Yellow Freight. It also provides Yellow Freight with reasonable economic terms for its largest expense item.

  All of the company's subsidiaries can now focus on achieving profitable revenue growth. This starts with a continuous improvement focus on offering best in class customer satisfaction for core services. It also means reinventing the business with more customer solutions involving new and enhanced services, not limited to just LTL. An example of this is Yellow Freight's introduction in July of Exact Express, a time-definite, expedited air and ground delivery service.

  The company's subsidiaries are also working hard to continuously improve their productivity and cost efficiency to best in class levels. This not only reduces costs, but it also supports improved customer service capabilities.

  The company believes its ability to achieve profitable revenue growth and cost efficiency is enhanced by its technology investments, its comprehensive physical assets as well as the quality and low turnover of its experienced work force. Because employees are the company's greatest asset, the subsidiaries are also focused on achieving best in class safety performance.

  In addition to current subsidiaries and businesses, the company will also evaluate opportunities to grow earnings through acquisitions. Management believes the company's balance sheet and access to capital provide flexibility to reinvest in existing businesses as well as new opportunities with attractive growth prospects.

Forward Looking Statements

  Statements contained in, and preceding management's discussion and analysis that are not purely historical are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to inflation, labor relations, inclement weather, competitor pricing activity, year 2000 issues, expense volatility and a downturn in general economic activity.

================================================================================

                                FINANCIAL SUMMARY
                       Yellow Corporation and Subsidiaries

                  (amounts in thousands except per share data)
================================================================================



                                                           1998           1997            1996            1995            1994
FOR THE YEAR:                                                 (a)                              (b)                             (c)
Operating revenue                                     $ 2,900,577     $ 2,898,414     $ 2,654,991     $ 2,645,184     $ 2,450,722
Income (loss) from operations                              83,396          98,677          (7,749)        (15,710)         16,478
Depreciation                                              103,856         108,225         118,749         123,636         123,927
Interest expense                                           11,685          13,546          21,036          23,395          18,433
Income (loss) from continuing operations                   40,077          52,740         (23,240)        (26,538)            (42)
Net income (loss) including discontinued operations       (28,669)         52,435         (27,180)        (30,122)         (7,906)
Net cash from operating activities                        154,575         119,984         190,652          41,771         144,244
Capital expenditures, net                                  95,633          79,566          43,165         120,609         140,856

AT YEAR END:
Net property and equipment                                702,802         692,159         715,769         815,617         820,582
Total assets                                            1,105,685       1,270,812       1,227,807       1,434,897       1,307,221
Total debt                                                157,065         165,705         196,153         353,573         247,760
Treasury stock                                            (73,151)        (27,006)        (17,620)        (17,620)        (17,619)
Shareholders' equity                                      371,252         445,851         395,700         422,677         460,843

MEASUREMENTS:
Diluted per share data:
Income (loss) from continuing operations                     1.49            1.84            (.83)           (.94)              -
Net income (loss) including discontinued operations         (1.06)           1.83            (.97)          (1.07)           (.28)

Cash dividends per share                                        -               -               -             .47             .94

Shareholders' equity per share                              13.90           15.77           14.08           15.04           16.40

Debt to capital ratio                                          30              27              33              46              35

Return on average shareholders' equity
  - continuing operations                                     9.8%           12.5%           (5.7)%          (6.0)%             -

Market price range:
High                                                       29 7/8          34 1/8          16 3/8          24 3/8          30 1/4
Low                                                       9 11/16          14 1/8          10 1/4          11 7/8          16 3/4

Average number of employees                                29,700          29,000          29,000          28,900          27,700


(a) In 1998, the company sold Preston Trucking Company, Inc. All selected financial data have been restated to disclose Preston Trucking as discontinued operations.
(b) 1996 results include a special charge of $28.3 million after taxes resulting from the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance.
(c) 1994 results include the effect of a 24-day Teamster strike at Yellow Freight System. Income from continuing operations excludes $3.7 million extraordinary item resulting from the write off of operating rights.

================================================================================
26

                         CONSOLIDATED BALANCE SHEETS
        Yellow Corporation and Subsidiaries December 31, 1998 and 1997

                  (amounts in thousands except per share data)
================================================================================


ASSETS                                               1998            1997
CURRENT ASSETS:
Cash                                              $   25,522         $   17,703
Accounts receivable, less allowances
  of $14,162  and $12,264                            272,436            293,300
Fuel and operating supplies                            8,966             13,369
Refundable income taxes                                    -              6,409
Prepaid expenses                                      67,691             61,392
Current assets of discontinued operations                  -             66,588
-------------------------------------------------------------------------------
Total current assets                                 374,615            458,761
-------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:
Land                                                 103,720            103,308
Structures                                           541,777            542,591
Revenue equipment                                    949,695            912,850
Technology equipment and software                    171,142            137,405
Other                                                130,695            137,452
-------------------------------------------------------------------------------
                                                   1,897,029          1,833,606
Less - Accumulated depreciation                    1,194,227          1,141,447
-------------------------------------------------------------------------------
Net property and equipment                           702,802            692,159
-------------------------------------------------------------------------------

Other Assets                                          28,268             25,540
Noncurrent assets of
  discontinued operations                                  -             94,352
-------------------------------------------------------------------------------
Total assets                                      $1,105,685         $1,270,812
-------------------------------------------------------------------------------


The notes to consolidated financial statements are an integral part of these balance sheets.

================================================================================
27

================================================================================

LIABILITIES AND
SHAREHOLDERS' EQUITY                                           1998                    1997
CURRENT LIABILITIES:
Checks outstanding                                      $    79,603        $         80,852
Accounts payable                                             68,041                  67,580
Wages, vacations, and employees' benefits                   119,347                 153,073
Deferred income taxes                                        36,759                  26,752
Claims and insurance accruals                                69,016                  69,976
Other current and accrued liabilities                        43,352                  34,619
Current maturities of long-term debt                             77                   2,625
Current liabilities of discontinued operations                    -                  45,358
-------------------------------------------------------------------------------------------
Total current liabilities                                   416,195                 480,835
-------------------------------------------------------------------------------------------

OTHER LIABILITIES:
Long-term debt                                              156,988                 163,080
Deferred income taxes                                        18,433                  21,429
Claims, insurance and other                                 142,817                 136,840
Noncurrent liabilities of discontinued operations                 -                  22,777
-------------------------------------------------------------------------------------------
Total other liabilities                                     318,238                 344,126
-------------------------------------------------------------------------------------------

Commitments and contingencies

SHAREHOLDERS' EQUITY:
Series A $10 Preferred stock, $1 par value-
  authorized 750 shares                                           -                       -
Preferred stock, $1 par value-
  authorized 4,250 shares                                         -                       -
Common stock, $1 par value-authorized
  120,000 shares, issued 29,356 and 29,289 shares            29,356                  29,289
Capital surplus                                              14,948                  13,868
Retained earnings                                           403,262                 431,931
Accumulated other comprehensive income                       (3,163)                 (2,231)
Treasury stock, at cost (3,678 and 1,172 shares)            (73,151)                (27,006)
-------------------------------------------------------------------------------------------
Total shareholders' equity                                  371,252                 445,851
-------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity              $ 1,105,685        $      1,270,812
-------------------------------------------------------------------------------------------

================================================================================

                     STATEMENTS OF CONSOLIDATED OPERATIONS
       Yellow Corporation and Subsidiaries for the years ended December 31

                  (amounts in thousands except per share data)
================================================================================

                                                        1998                 1997                  1996

OPERATING REVENUE                                  $ 2,900,577          $  2,898,414           $ 2,654,991
----------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Salaries, wages and employees' benefits              1,848,548             1,844,664             1,746,292
Operating expenses and supplies                        446,872               459,404               440,463
Operating taxes and licenses                            94,082                96,097                97,514
Claims and insurance                                    71,964                64,241                65,792
Depreciation                                           103,856               108,225               118,749
Purchased transportation                               251,859               227,106               147,792
Special charge                                               -                     -                46,138
----------------------------------------------------------------------------------------------------------
Total operating expenses                             2,817,181             2,799,737             2,662,740
----------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                           83,396                98,677                (7,749)
-----------------------------------------------------------------------------------------------------------

NONOPERATING (INCOME) EXPENSES:
Interest expense                                        11,685                13,546                21,036
Interest income                                         (1,123)               (1,057)               (2,189)
Other, net                                               3,285                (2,694)                2,178
----------------------------------------------------------------------------------------------------------
Nonoperating expenses, net                              13,847                 9,795                21,025
----------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                   69,549                88,882               (28,774)
INCOME TAX PROVISION (BENEFIT)                          29,472                36,142                (5,534)
-----------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                40,077                52,740               (23,240)
-----------------------------------------------------------------------------------------------------------


Loss from discontinued operations, net                 (68,746)                 (305)               (3,940)
-----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                  $   (28,669)          $    52,435           $   (27,180)
-----------------------------------------------------------------------------------------------------------


AVERAGE COMMON SHARES OUTSTANDING-BASIC                 26,709                28,267                28,110
----------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING-DILUTED               26,920                28,695                28,144
----------------------------------------------------------------------------------------------------------

BASIC EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations           $      1.50           $      1.87           $      (.83)
Loss from discontinued operations                        (2.57)                 (.01)                 (.14)
-----------------------------------------------------------------------------------------------------------
Net income (loss)                                  $     (1.07)          $      1.86           $      (.97)
-----------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations           $      1.49           $      1.84           $      (.83)
Loss from discontinued operations                        (2.55)                 (.01)                 (.14)
-----------------------------------------------------------------------------------------------------------
Net income (loss)                                  $     (1.06)          $      1.83           $      (.97)
-----------------------------------------------------------------------------------------------------------


================================================================================
The notes to consolidated financial statements are an integral part of these statements.

                    STATEMENTS OF CONSOLIDATED CASH FLOWS
     Yellow Corporation and Subsidiaries for the years ended December 31

                             (amounts in thousands)
================================================================================


                                                                 1998                1997               1996
OPERATING ACTIVITIES:
Net income (loss)                                            $ (28,669)          $  52,435           $ (27,180)
Noncash items included in net income (loss):
 Depreciation                                                  103,856             108,225             118,749
 Loss on discontinued operations                                68,746                 305               3,940
 Special charge                                                      -                   -              46,138
 Deferred income tax provision (benefit)                         5,638               5,496             (31,810)
Changes in assets and liabilities, net:
 Accounts receivable                                            (1,669)            (30,981)              4,031
 Accounts receivable securitizations, net                       25,000             (27,000)             45,000
 Accounts payable and checks outstanding                        (1,803)             13,478              (2,612)
 Other working capital items                                   (22,112)             34,429              25,007
 Claims, insurance and other                                     4,014             (31,737)              5,873
 Other, net                                                      1,574              (4,666)              3,516
- -------------------------------------------------------------------------------------------------------------
Net cash from operating activities                             154,575             119,984             190,652
---------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Acquisition of property and equipment                         (111,466)           (109,027)            (54,949)
Proceeds from disposal of property and equipment                15,833              29,461              11,784
Purchases of short-term investments                                  -                   -              (1,684)
Proceeds from maturities of short-term investments                   -                   -               7,098
Net capital expenditures of discontinued operations              2,203             (11,426)              3,087
---------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                          (93,430)            (90,992)            (34,664)
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Unsecured bank credit lines, net                                     -                   -              (9,000)
Commercial paper, net                                                -             (11,832)           (116,627)
Repayment of long-term debt                                     (7,575)            (18,644)            (32,011)
Proceeds from exercise of stock options, net                     1,085               4,983                   -
Treasury stock purchases                                       (46,836)             (8,695)                  -
---------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                          (53,326)            (34,188)           (157,638)
---------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH                                  7,819              (5,196)             (1,650)
CASH, BEGINNING OF YEAR                                         17,703              22,899              24,549
---------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                            $  25,522           $  17,703           $  22,899
---------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid (received), net                            $ (11,337)          $  30,299           $ (23,556)
---------------------------------------------------------------------------------------------------------------
Interest paid                                                $  11,410           $  12,274           $  20,642
---------------------------------------------------------------------------------------------------------------


================================================================================
The notes to consolidated financial statements are an integral part of these statements.

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                      Yellow Corporation and Subsidiaries

                             (amounts in thousands)
================================================================================

                                                                                               Other Accumulated
                                                       Common         Capital        Retained      Comprehensive       Treasury
                                      Total             Stock         Surplus        Earnings             Income          Stock

BALANCE, DECEMBER 31,1995          $ 422,677        $  28,858       $   6,678       $ 406,676          $  (1,915)     $ (17,620)

Net loss                             (27,180)               -               -         (27,180)                 -              -
Foreign currency translation
  adjustments                            131                -               -               -                131              -
                                   ---------                                        ---------          ---------
Total comprehensive loss             (27,049)               -               -         (27,180)               131              -


Other                                     72                5              67               -                  -              -
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,1996            395,700           28,863           6,745         379,496             (1,784)       (17,620)

Net income                            52,435                -               -          52,435                  -              -
Foreign currency translation
  adjustments                           (447)               -               -               -               (447)             -
                                   ---------                                        ---------          ---------
Total comprehensive income            51,988                -               -          52,435               (447)             -

Exercise of stock options,
  including tax benefits               7,452              421           7,031               -                  -              -
Treasury stock purchases              (9,386)               -               -               -                  -         (9,386)
Other                                     97                5              92               -                  -              -
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31,1997            445,851           29,289          13,868         431,931             (2,231)       (27,006)

Net loss                             (28,669)               -               -         (28,669)                 -              -
Foreign currency translation
  adjustments                           (932)               -               -               -               (932)             -
                                   ---------                                        ---------          ---------
Total comprehensive loss             (29,601)               -               -         (28,669)              (932)             -

Exercise of stock options,
  including tax benefits               1,005               60             945               -                  -              -
Treasury stock purchases             (46,145)               -               -               -                  -        (46,145)
Other                                    142                7             135               -                  -              -
-------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31,1998          $ 371,252        $  29,356       $  14,948       $ 403,262          $  (3,163)     $ (73,151)
--------------------------------------------------------------------------------------------------------------------------------




================================================================================
The notes to consolidated financial statements are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Yellow Corporation and Subsidiaries

================================================================================
Principles of Consolidation and Summary of Accounting Policies

     The accompanying consolidated financial statements include the accounts of Yellow Corporation and its wholly-owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions which affect the amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.

     The company provides transportation services primarily to the less-than-truckload (LTL) market throughout North America. Principal operating subsidiaries are Yellow Freight System, Inc. (Yellow Freight), Saia Motor Freight Line, Inc. (Saia), WestEx, Inc. (WestEx), and Action Express, Inc. (Action).

     Major accounting policies and practices used in the preparation of the accompanying financial statements not covered in other notes to consolidated financial statements are as follows:

     -Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less. All other investments, with maturities less than one year, are classified as short-term investments and are stated at cost which approximates market.

     -Fuel is carried at average cost. The company primarily uses heating oil financial instruments to manage a portion of its exposure to fluctuating diesel prices. Under the agreements the company receives or makes payments based on the difference between a fixed and a variable price for heating oil. These agreements provide protection from rising fuel prices, but limit the ability to benefit from price decreases below the purchase price of the agreements. At December 31, 1998, the company had agreements for 163.8 million gallons at a cost averaging $.47 per gallon over the next 20 months, representing 75% of total anticipated fuel usage over the contract period. At December 31, 1997, the company had agreements on 45.8 million gallons at a cost averaging $.59 per gallon over the next 12 months, representing 29% of total anticipated annual fuel usage. Based on quoted market prices, the fair value of the swaps and fixed purchase contracts at December 31, 1998 and 1997, was $14.1 million and $0.4 million below its purchase price. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased. Hedge instruments are recorded at cost in fuel and operating supplies. This accounting is used for instruments designated as a hedge of anticipated fuel transactions. The effectiveness of the hedge is periodically evaluated. If the hedge is not highly effective or if the anticipated transaction is subsequently determined unlikely to occur, the unrealized gains and or losses accumulated are recognized immediately in earnings.

     -The Financial Accounting Standards Board issued Statement No. 133, Accounting For Derivative Instruments and Hedging Activities that will be effective for the company's fiscal year ended December 31, 2000. This statement establishes accounting and reporting standards requiring all derivative instruments to be recorded in the balance sheet at their fair value. The statement requires changes in a derivatives fair value to be recognized currently in earnings, except for special qualifying hedges for which gains and losses may offset the hedged item in the income statement. The company has not yet determined the impact of adoption of statement No. 133.

     -Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:

                                           Years
  Structures                              10 - 40
  Revenue equipment                        3 - 14
  Technology equipment and software        3 - 6
  Other                                    3 - 10

================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Yellow Corporation and Subsidiaries


                                 ...CONTINUED...
================================================================================
Principles of Consolidation and Summary of Accounting Policies (Continued)

     -Maintenance and repairs are charged to operations currently;
replacements and improvements are capitalized. When revenue equipment is traded, the basis of the new equipment is reduced when necessary, if the trade-in allowance exceeds the basis of the old equipment. The gain or loss for all other dispositions is reflected in other operating expenses and supplies. Net gains from operating property dispositions totaled $5.0 million in 1998 and $1.1 million in 1997.

     -Included in other assets are intangible assets of approximately $19.2 million at December 31, 1998 and $13.3 million at December 31, 1997, net of accumulated amortization which are being amortized over 7-40 years.

     -The company's investment in technology equipment and software consists primarily of advanced customer service and freight management communications equipment and related software.

     -Effective January 1, 1998, the company prospectively adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (the SOP). The statement requires capitalization of certain costs associated with developing or obtaining internal-use software, once the capitalization criteria of the SOP has been met.

     Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software and, payroll and payroll-related costs for employees directly associated with the project. Prior to adoption of the standard, the company had capitalized only the external direct costs associated with internal-use software. In the year ended December 31, 1998, the company capitalized $5.1 million, primarily payroll-related costs incurred since January 1, 1998, on eligible projects.

     -Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.

     Reserves for workers' compensation and bodily injury and property damage are primarily based upon actuarial analyses prepared by independent actuaries and are discounted to present value using a risk-free rate. The risk-free rate is the U.S. Treasury rate for maturities that match the expected pay-out of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results.

     At December 31, 1998 and 1997, estimated future payments for workers' compensation claims aggregated $116.5 million and $124.9 million. The present value of these estimated future payments was $99.7 million at December 31, 1998, and $107.7 million at December 31, 1997.

     -Revenue is recognized on a percentage completion basis while expenses are recognized as incurred.

     -The exercise of stock options under the company's various stock option plans gives rise to compensation included in the taxable income of the stock recipient and deducted by the company for federal and state income tax purposes. The compensation results from increases in the fair value of the company's common stock after the date of grant. The compensation is not recognized in expense in the accompanying financial statements. The related tax benefits increase capital surplus.

     -Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.


================================================================================
33

================================================================================
Debt and Financing
  At December 31, debt consisted of the following (in thousands):
--------------------------------------------------------------------------------

                                                      1998                  1997
Medium term notes                          $       114,000       $       114,000
Industrial development bonds                        20,550                23,850
Capital leases and other                               815                 3,946
Subordinated debentures                             21,700                23,909
--------------------------------------------------------------------------------
Total debt                                         157,065               165,705
Current maturities                                      77                 2,625
--------------------------------------------------------------------------------
Long-term debt                             $       156,988       $       163,080
--------------------------------------------------------------------------------


     The company has a $300 million unsecured credit agreement with a group of banks which expires September 24, 2001. The agreement may be used for short-term borrowings or for the issuance of standby letters of credit. Interest on borrowings is based, at the company's option, at a fixed increment over the London interbank offered rate or the agent bank's base rate. Under the terms of the agreement the company must maintain a minimum consolidated tangible net worth and total debt must be no greater than a specified ratio of earnings before interest, income taxes, depreciation and amortization, as defined. At December 31, 1998 and 1997, the company was in compliance with all terms of this credit agreement. At December 31, 1998, there were no borrowings outstanding, but $49 million of letters of credit had been issued under the agreement. There were no borrowings at December 31, 1997, but $73 million of letters of credit had been issued under the agreement.

     In 1996, the company entered into a $150 million, three year accounts receivable sales agreement with a major bank. The agreement involves the sale of accounts receivable to a wholly owned, special purpose corporation (SPC). The SPC in turn sells an undivided interest in a revolving pool of eligible receivables as funding is required. Under terms of the agreement, the SPC's assets are available to satisfy its obligations prior to any distribution to its shareholders. The company maintains responsibility for processing and collecting all receivables. Accounts receivable at December 31, 1998 and 1997, are net of $43.0 million and $18.0 million of receivables sold. Other, net nonoperating expense includes $2.9 million and $2.5 million of costs associated with this agreement in 1998 and 1997.

     The company maintains financing flexibility under the credit agreement and the accounts receivable sales agreement. Medium term notes maturing within one year, and intended to be refinanced, are classified as long-term. Medium term notes have scheduled maturities through 2008 with interest rates ranging from 5.7% to 9.3%.

     The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable. Rates on these bonds and other debt currently range from 3.9% to 6.1%, with principal payments due through 2014.

     The subordinated debentures have an interest rate of 7.0% and are due in installments from 1999 to 2011.

     The principal maturities of long-term debt for the next five years follow:
1999 - $77,000, 2000 - $30,580,000, 2001 - $8,483,000, 2002 - $23,478,000, 2003
- $25,688,000, thereafter $68,759,000.


================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Yellow Corporation and Subsidiaries


                                ...CONTINUED...
================================================================================
Debt and Financing (Continued)

     Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 1998 and 1997, was approximately $167 million and $169 million.

Employee Benefits

     Certain subsidiaries provide defined benefit pension plans for employees not covered by collective bargaining agreements (approximately 14 percent of total employees). The benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax deductible contribution for the year. Approximately 90 percent of the plans' assets consist of U.S. Government and corporate fixed income securities and U.S. equities. Approximately 10 percent is invested in international equities.

     The company adopted Financial Accounting Standards Board Statement No. 132 Employer's Disclosure About Pensions and Other Post Retirement Benefits in 1998. The statement standardizes the disclosure requirements for pensions and other post retirement benefits.

     The following tables set forth the plans' funded status and components of net pension cost (in thousands):

                                                                 1998                   1997
Change in benefit obligation:
Benefit obligation at beginning of year              $        221,360       $        201,145
Service cost                                                    8,100                  7,415
Interest cost                                                  16,357                 15,171
Actuarial loss                                                 16,874                  5,553
Plan amendment                                                      -                    924
Benefits paid                                                 (9,248)                (8,848)
--------------------------------------------------------------------------------------------
Benefit obligation at end of year                    $        253,443       $        221,360
--------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at beginning of year       $        189,677       $        165,893
Actual return on plan assets                                   29,396                 32,338
Employer contributions                                         14,919                    294
Benefits paid                                                 (9,248)                (8,848)
--------------------------------------------------------------------------------------------
Fair value of plan assets at end of year             $        224,744       $        189,677
--------------------------------------------------------------------------------------------

Funded status                                        $       (28,699)       $       (31,683)
Unrecognized transition asset                                (10,895)               (13,283)
Unrecognized net actuarial gain                              (17,275)               (18,603)
Unrecognized prior service cost                                   779                    795
--------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                       $       (56,090)       $       (62,774)
--------------------------------------------------------------------------------------------



================================================================================

================================================================================

                                                                   1998                   1997                   1996
Net pension cost:
Service cost - benefits earned during the period       $          8,100       $          7,415       $          8,335
Interest cost on projected benefit obligation                    16,357                 15,171                 13,317
Actual return on plan assets                                   (29,396)               (32,338)               (20,331)
Amortization of unrecognized net assets                         (2,367)                (2,372)                (2,123)
Net deferral                                                     15,541                 19,930                  9,032
---------------------------------------------------------------------------------------------------------------------
Net pension cost                                       $          8,235       $          7,806       $          8,230
---------------------------------------------------------------------------------------------------------------------
Weighted average assumptions at December 31:
Discount rate                                                      6.8%                   7.3%                   7.5%
Rate of increase in compensation levels                            3.5%                   4.0%                   4.0%
Expected rate of return on assets                                  9.0%                   9.0%                   9.0%

     The company contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately two thirds of total employees). The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. The company charged to expense and contributed the following amounts to these plans (in thousands):

                                    1998                  1997                  1996
Health and welfare       $       141,448       $       141,817       $       140,256
Pension                          142,733               143,529               128,007
------------------------------------------------------------------------------------
Total                    $       284,181       $       285,346       $       268,263
------------------------------------------------------------------------------------

     Under current legislation regarding multi- employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan that is in an under-funded status would render the company liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to the company's unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which the company cannot independently validate, the company believes that its portion of the contingent liability would be material to its financial condition and results of operations. The company's unionized subsidiary has no intention of taking any action that would subject the company to obligations under the legislation.

     Certain subsidiaries also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of noncontributory profit sharing plans and contributory 401(k) savings plans. Company contributions to the profit sharing plans are discretionary and are determined annually by the Board of Directors of

================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Yellow Corporation and Subsidiaries



                                ...CONTINUED...
================================================================================
Employee Benefits (Continued)

each participating company. Contributions for each of the three years in the period ended December 31, 1998, were not material to the operations of the company.

     The company and its operating subsidiaries each provide annual performance incentive awards to nonunion employees which are based primarily on actual operating results achieved compared to targeted operating results. Operating results in 1998, 1997 and 1996 include performance incentive accruals for nonunion employees of $8.8 million, $25.9 million and $2.2 million. Performance incentive awards for a year are primarily paid in the first quarter of the following year.

Stock Options

     The company has reserved 3.6 million shares of its common stock for issuance to key management personnel of the company and its operating subsidiaries under three stock option plans. The plans permit two types of awards: grants of nonqualified stock options and grants of stock options coupled with a grant of stock appreciation rights. The 1992 plan also permits grants of restricted stock awards.

     Under the plans, the exercise price of each option equals the market price of the company's common stock on the date of grant and the options expire ten years from the date of grant. The options vest ratably, generally over a period of four years.

     In addition, the company has reserved 100,000 shares of its common stock for issuance to its Board of Directors.

     The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. The table below presents unaudited pro forma net income (loss) and earnings (loss) per share, had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. The unaudited pro forma calculations, were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                                                   1998                1997                1996
Dividend yield                                                       -%                  -%                  0.5%
Expected volatility                                               34.8%               36.6%                 31.9%
Risk-free interest rate                                            5.5%                6.1%                  6.3%
Expected option life (years)                                         3                   3                     5
Fair value per option                                    $        5.59        $       6.98        $         4.69

----------------------------------------------------------------------------------------------------------------
(In millions except per share data)

Net income (loss)                                        $       (28.7)       $       52.4        $        (27.2)
Pro forma compensation expense, net of tax benefit                 2.7                 2.0                   0.8
------------------------------------------------------------------------------------------ ---------------------
Pro forma net income (loss)                              $       (31.4)       $       50.4        $        (28.0)
------------------------------------------------------------------------------------------ ---------------------
Pro forma earnings (loss) per share - diluted            $       (1.17)       $       1.76        $         (.99)
----------------------------------------------------------------------------------------------------------------

================================================================================

     At December 31, 1998, and 1997 options on approximately 675,000 shares and 50,000 shares, respectively were exercisable. No options were exercisable at December 31, 1996. The weighted average remaining contract life on outstanding options at December 31, 1998, 1997 and 1996 was 8.4 years, 9.0 years and 9.5 years. A summary of activity in the company's stock option plans is presented below.


                                                             Exercise Price
----------------------------------------------------------------------------------
                                           Shares        Weighted
                                       (thousands)        Average            Range
Outstanding at December 31, 1995                 -      $       -    $           -
Granted                                      1,520          12.24     11.63 - 14.00
Exercised                                        -              -                -
Cancelled                                      (10)         12.25     12.25 - 12.25
----------------------------------------------------------------------------------
Outstanding at December 31, 1996             1,510          12.24     11.63 - 14.00
Granted                                      1,386          21.73     14.38 - 27.00
Exercised                                     (421)         12.10     11.63 - 20.63
Cancelled                                     (100)         13.56     12.25 - 24.05
----------------------------------------------------------------------------------
Outstanding at December 31, 1997             2,375          17.75     11.63 - 27.00
Granted                                        873          18.57     11.50 - 21.06
Exercised                                      (60)         14.11     12.25 - 17.00
Cancelled                                     (135)         16.84     12.25 - 27.00
----------------------------------------------------------------------------------
Outstanding at December 31, 1998             3,053     $    18.10   $ 11.50 - 27.00
----------------------------------------------------------------------------------



Discontinued Operations

     On June 1, 1998 the company reached agreement in principal to sell Preston Trucking Company, Inc. (Preston Trucking) its Northeast regional LTL segment to a management group of three senior officers of Preston Trucking. Preston Trucking is a regional carrier serving the Northeast, Mid Atlantic, and Central States. Substantially all assets of Preston Trucking were sold and substantially all liabilities were assumed by the management group. The sale resulted in a noncash charge of $63.6 million net of anticipated tax benefits of approximately $28.0 million which has been reflected as discontinued operations in the consolidated statements of operation. No interest charges have been allocated to discontinued operations and the company does not anticipate any material change in the loss from disposition of the discontinued operations.

     The results of Preston Trucking have been classified as discontinued operations in the consolidated financial statements. Revenue of Preston Trucking for fiscal 1998 through the sale date was $211.5 million. Preston Trucking had revenues of $450.5 million and $417.6 million in fiscal 1997 and 1996. Loss from operation of discontinued operations was $5.1 million, $0.3 million, and $3.9 million for fiscal 1998, 1997, and 1996 and is net of income tax expense (benefit) of $(2.8) million, $0.6 million and $(1.6) million for fiscal 1998, 1997 and 1996. Basic and diluted loss per share from operation of discontinued operations was $.19 in 1998. Basic loss per share from disposal of discontinued operations was $2.38 in 1998 and diluted loss per share was $2.36.


================================================================================
                                                                              38

\

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Yellow Corporation and Subsidiaries


                                ...CONTINUED...
================================================================================
Special Charge

     In the fourth quarter of 1996, the company's Yellow Freight subsidiary recorded a special charge of $46.1 million, or $28.3 million after taxes. The charge was the result of management and organizational changes designed to sharpen customer focus and improve profitability by reducing operating expenses. As part of these changes Yellow Freight was restructured into five geographic business units designed to decentralize responsibility for critical business processes. A summary of the major components of the charge and subsequent activity follows (amounts in thousands):


                                              Year Ended December 31, 1997             Year Ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------
                                       1996  Favorable     Paid or     Ending         Favorable     Paid or     Ending
                                     Charge  Revisions     Utilized    Balance        Revisions     Utilized    Balance

Write down nonoperating
 real estate                      $   16,548  $     960  $   10,348  $    5,240       $     700  $    4,040  $     500
Write off computer software            8,359         -        8,359          -               -           -          -
Early retirement program              13,731         -       13,731          -               -           -          -
Company car
 program reduction                     3,600         -        3,600          -               -           -          -
Severance and
 organization design                   3,900         -        3,716         184              -          184         -
------------------------------------------------------------------------------------------------------------------------
Total charge before taxes         $   46,138  $     960  $   39,754  $    5,424       $     700  $     4224    $   500
------------------------------------------------------------------------------------------------------------------------

     As part of the charge a total of 13 parcels of real estate were written down to their estimated fair values, as determined by independent appraisal, less selling costs. Marketing efforts continue on this nonoperating real estate. Through December 31, 1998, 8 parcels written down in the charge to $11.4 million were sold for $13.1 million, utilizing a portion of the write down. The write off of computer software related to a portion of the freight management project that was determined to be impaired.

     In 1996, an early retirement program was announced that offered unreduced retirement benefits to employees over age 55 with at least 20 years of service. The early retirement program charges primarily represent the $12.9 million increase in the pension benefit obligation resulting when 130 employees elected this program.

     All company car reduction program costs were paid in cash in the first quarter of 1997.

     The severance and organization design costs related primarily to the layoff of 70 managerial and general office employees.

================================================================================
39

================================================================================
Income Taxes

     The company accounts for income taxes in accordance with the liability method. Deferred income taxes are determined based upon the difference between the book and the tax basis of the company's assets and liabilities. Deferred taxes are provided at the enacted tax rates expected to be in effect when these differences reverse. Deferred tax liabilities (assets) are comprised of the following at December 31 (in thousands):

--------------------------------------------------------------------------------
                                                    1998                    1997

Depreciation                           $          93,146       $          75,538
Prepaids                                          13,340                  13,367
Employee benefits                                 34,965                  32,603
Revenue                                           22,078                  34,952
Other                                              1,977                   6,187
--------------------------------------------------------------------------------
Gross tax liabilities                            165,506                 162,647
--------------------------------------------------------------------------------
Claims and insurance                             (64,570)                (65,841)
Bad debts                                         (3,668)                 (4,195)
NOL and AMT credit carryforwards                  (2,265)                 (2,385)
Employee Benefits                                (18,540)                (16,434)
Revenue                                          (16,019)                (16,427)
Other                                             (5,252)                 (9,184)
--------------------------------------------------------------------------------
Gross tax assets                                (110,314)               (114,466)
--------------------------------------------------------------------------------
Net tax liability                      $          55,192       $          48,181
--------------------------------------------------------------------------------

     A reconciliation between income taxes at the federal statutory rate (35%) and the consolidated provision (benefit) from continuing operations follows:


                                                              1998                 1997                   1996

Provision (benefit) at federal statutory rate       $       24,342       $       31,109       $        (10,071)
State income taxes, net                                      2,510                2,641                 (1,352)
Nondeductible business expenses                              2,130                2,152                  2,084
Foreign tax rate differential                                  332                  599                    688
Repatriation of Canadian earnings, net                           -                  400                  3,169
Other, net                                                     158                 (759)                   (52)
--------------------------------------------------------------------------------------------------------------
Income tax provision (benefit)                      $       29,472       $       36,142       $         (5,534)
--------------------------------------------------------------------------------------------------------------
Effective tax rate                                           42.4%                40.7%                  (19.2)%
--------------------------------------------------------------------------------------------------------------

================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Yellow Corporation and Subsidiaries


                                ...CONTINUED...
================================================================================
Income Taxes (Continued)

The income tax provision (benefit) from continuing operations consists of the following (in thousands):


                                                                      1998                  1997                   1996
Current:
 U.S. federal                                              $        18,539       $        23,257       $         15,709
 State                                                               4,180                 5,039                  7,434
 Foreign                                                             1,115                 2,350                  3,133
-----------------------------------------------------------------------------------------------------------------------
Current income tax provision                                        23,834                30,646                 26,276
-----------------------------------------------------------------------------------------------------------------------
Deferred:
 U.S. federal                                                        5,990                 6,472                (21,430)
 State                                                                (426)                 (976)               (10,282)
 Foreign                                                                74                     -                    (98)
-----------------------------------------------------------------------------------------------------------------------
Deferred income tax provision (benefit)                              5,638                 5,496                (31,810)
-----------------------------------------------------------------------------------------------------------------------
Income tax provision (benefit)                             $        29,472        $       36,142        $        (5,534)
-----------------------------------------------------------------------------------------------------------------------
Based on the income (loss) before income taxes:
 Domestic                                                  $        67,100       $        83,879       $        (35,480)
 Foreign                                                             2,449                 5,003                  6,706
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                          $        69,549       $        88,882       $        (28,774)
-----------------------------------------------------------------------------------------------------------------------


Earnings Per Common Share

     The following reconciles basic to diluted earnings per share (amounts in thousands except per share data):


                                                  Continuing Operations                  Discontinued Operations
-------------------------------------------------------------------------------------------------------------------
                                 Average                          Earnings                                 Earnings
                             Incremental          Earnings          (Loss)                 Earnings          (Loss)
                                  Shares            (Loss)       Per Share                   (Loss)       Per Share
1998
Basic                             26,709    $      40,077    $        1.50           $     (68,746)   $       (2.57)
Effect of dilutive options           211                -             (.01)                      -              .02
--------------------------------------------------------------------------------------------------------------------
Diluted                           26,920    $      40,077    $        1.49           $     (68,746)   $       (2.55)
--------------------------------------------------------------------------------------------------------------------
1997
Basic                             28,267    $      52,740    $        1.87           $        (305)   $        (.01)
Effect of dilutive options           428                -             (.03)                      -                -
--------------------------------------------------------------------------------------------------------------------
Diluted                           28,695    $      52,740    $        1.84           $        (305)   $        (.01)
--------------------------------------------------------------------------------------------------------------------
1996
Basic                             28,110    $     (23,240)   $        (.83)          $      (3,940)   $        (.14)
Effect of dilutive options            34                -                -                       -                -
--------------------------------------------------------------------------------------------------------------------
Diluted                           28,144    $     (23,240)   $        (.83)          $      (3,940)   $        (.14)
--------------------------------------------------------------------------------------------------------------------

================================================================================
41

================================================================================

     The impacts of certain options were excluded from the calculation of diluted earnings per share because average exercise prices were greater than the average market price of common shares. Data regarding those options is summarized below:

                                                                   1998                  1997                 1996

Weighted average shares outstanding  (in thousands)               1,204                   331                   76
Weighted average exercise price                           $          23       $        24 1/4       $       13 3/8

Business Segments

     The company adopted FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in first quarter 1998. This statement requires the company report financial and descriptive information about its reportable operating segments, on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments.
     The company has two reportable segments that are strategic business units offering different products and services. The National segment is comprised primarily of the operations of Yellow Freight, a carrier that provides comprehensive national LTL service as well as international service to Mexico, Canada and, via alliances, Europe, the Asia/Pacific region, South America and Central America. The Southeast regional segment consists of the operations of Saia, a regional LTL carrier that provides overnight and second-day service in eleven southeastern states and Puerto Rico.
     The segments are managed separately because each requires different operating, technology and marketing strategies. The company evaluates performance primarily on operating income and return on capital.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company also charges a tradename fee to Yellow Freight (1% of revenue) for use of the company's trademark. Interest and intersegment transactions are recorded at current market rates. Management fees and other corporate services are charged to segments based on direct benefit received or allocated based on revenues. Income taxes are allocated in accordance with a tax sharing agreement in proportion to each segment's contribution to the parent's consolidated tax status.

================================================================================
                                                                             42

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Yellow Corporation and Subsidiaries
                                ...CONTINUED...
================================================================================


Business Segments (Continued)

  The following table summarizes the company's continuing operations by business segment (in thousands):



                                                                                Corporate,
                                                                  SE             Other and
                                       National             Regional          Eliminations       Consolidated
1998
Operating revenue                    $ 2,492,617         $   340,078        $    67,882         $ 2,900,577
Income (loss) from operations             66,883              24,724             (8,211)             83,396
Identifiable assets                      816,925             204,249             84,511           1,105,685
Capital expenditures, net                 36,431              42,089             17,113              95,633
Depreciation                              74,659              17,259             11,938             103,856
-----------------------------------------------------------------------------------------------------------
1997
Operating revenue                    $ 2,538,219         $   311,167        $    49,028         $ 2,898,414
Income (loss) from operations             82,728              19,600             (3,651)             98,677
Identifiable assets                      959,034             180,994            130,784           1,270,812
Capital expenditures, net                 38,942              26,742             13,882              79,566
Depreciation                              81,842              14,980             11,403             108,225
-----------------------------------------------------------------------------------------------------------
1996
Operating revenue                    $ 2,357,674         $   264,318        $    32,999         $ 2,654,991
Income (loss) from operations            (10,017)             10,830             (8,562)             (7,749)
Identifiable assets                      930,681             159,116            138,010           1,227,807
Capital expenditures, net                 15,859              21,953              5,353              43,165
Depreciation                              94,468              14,180             10,101             118,749
-----------------------------------------------------------------------------------------------------------

     Total revenue from foreign sources totaled $20.3 million, $23.7 million, and $25.2 million in 1998, 1997 and 1996 respectively and are largely derived from Canada and Mexico.
================================================================================
43

================================================================================

Commitments,Contingencies
and Uncertainties

     The company leases certain terminals and equipment. At December 31, 1998, the company was committed under noncancelable lease agreements requiring minimum annual rentals payable as follows: 1999 - $24.3 million, 2000 - $14.5 million, 2001 - $8.4 million, 2002 - $5.1 million, 2003 - $3.2 million and thereafter, $6.9 million.
     Projected 1999 net capital expenditures are $147 million, of which $32.4 million was committed at December 31, 1998.
     Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial condition or results of operations of the company.
     In August 1998, the company's Board of Directors authorized the repurchase of shares of the company's outstanding common stock with an aggregate purchase price of up to $25 million, the third $25 million share repurchase authorized since December 1997. As of December 31, 1998 the company repurchased 2.9 million shares under these programs and had $19.5 million remaining in stock buy back authorization.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   To the Shareholders of Yellow Corporation:

     We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Kansas City, Missouri - January 28, 1999
================================================================================
                                                                              44

                          SUPPLEMENTARY INFORMATION
                     Yellow Corporation and Subsidiaries
================================================================================


Quarterly Financial Information
(Unaudited)

(Amounts in thousands except per share data)


                                                   First          Second           Third          Fourth
                                                 Quarter         Quarter         Quarter         Quarter

1998
Operating revenue                               $ 692,460       $ 727,419       $ 744,873      $ 735,825
Income from operations                              8,909          25,184          26,440         22,863
Income from continuing operations                   3,763          12,279          13,545         10,490
Loss from discontinued operations                  (4,410)        (62,336)              -         (2,000)
Net income (loss)                                    (647)        (50,057)         13,545          8,490
Diluted earnings (loss) per share:
  From continuing operations                          .13             .45             .52            .41
  From discontinued operations                       (.15)          (2.27)            .00           (.08)

1997                                                   (a)
Operating revenue                               $ 681,656       $ 730,996       $ 761,351      $ 724,411
Income from operations                             18,063          26,676          35,025         18,913
Income from continuing operations                   8,331          13,865          19,118         11,426
Income (loss) from discontinued operations         (1,830)            110             940            475
Net income                                          6,501          13,975          20,058         11,901
Diluted earnings (loss) per share:
  From continuing operations                          .30             .48             .66            .39
  From discontinued operations                       (.07)            .01             .03            .02

(a) Includes $5.6 million of before-tax costs to implement a change of operations.

Common Stock

     Yellow Corporation's stock is held by approximately 2,800 shareholders of record. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged about 320,000 shares per day during the year, up from 306,000 shares per day in 1997. Prices are quoted by the National Association of Securities Dealers Automatic Quotation National Market System (NASDAQ-NMS) under the symbol YELL.

     The high and low prices at which Yellow Corporation common stock traded for each calendar quarter in 1998 and 1997 follow:

                      High           Low
   1998
   -------------------------------------------
   March 31           29 7/8         17 7/16
   June 30            20 5/8         17 1/8
   September 30       18 13/16       11 1/4
   December 31        19 5/8          9 11/16


   1997
   -------------------------------------------
   March 31           19             14 1/8
   June 30            24 3/8         17 1/4
   September 30       34 1/8         22
   December 31        33 3/8         21

================================================================================
45

================================================================================


                                     SENIOR
                                    OFFICERS

              YELLOW CORPORATION          YELLOW FREIGHT SYSTEM,INC.

              A.MAURICE MYERS             WILLIAM D.ZOLLARS
              Chairman of the Board,      President
              President and Chief
              Executive Officer           SAIA MOTOR FREIGHT LINE,INC.

                                          JIMMY D.CRISP
              WILLIAM F.MARTIN,JR.        President
              Senior Vice President
              Legal/Corporate Secretary   WESTEX,INC.

                                          FRANK E.MYERS
              H.A.TRUCKSESS,III           President
              Senior Vice President
              Finance/Chief Financial     ACTION EXPRESS,INC.
              Officer and Treasurer
                                          DANIEL C.FULKERSON
                                          President
              SAMUEL A.WOODWARD
              Senior Vice President       YELLOW SERVICES,INC.
              Operations and Planning
                                          THOMAS L.SMITH
                                          President



================================================================================
                                                                             46

                   [GRAPHIC - PORTRAIT OF BOARD OF DIRECTORS]
================================================================================

                                    BOARD OF
                                    DIRECTORS


A.MAURICE MYERS                              DAVID H.HUGHES  2.                      CARL W.VOGT  1.,3.*
Director since 1996                          Director since 1973                     Director since 1996
Chairman of the Board,                       Retired Vice Chairman,                  Senior Partner, Fulbright
President and Chief Executive                Hallmark Cards, Inc.                    & Jaworski, L.L.P.
Officer of the Company

KLAUS E.AGTHE  3.                            RONALD T.LEMAY  1.*                     WILLIAM F.MARTIN,JR.
Director since 1984                          Director since 1994                     Secretary to the Board
Retired Director and                         Vice Chairman, President and
North American Liaison,                      Chief Operating Officer,
the VIAG Group                               Sprint Corporation                      Left to right:David H.Hughes,
                                                                                     Klaus E.Agthe,Howard M.Dean,
                                                                                     A.Maurice Myers,Carl W.Vogt,
CASSANDRA C.CARR  2.*                        JOHN C.MCKELVEY  1.                     Cassandra C.Carr,William L.
Director since 1997                          Director since 1977                     Trubeck, John C.McKelvey,
Senior Executive Vice President              President and Chief Executive           Ronald T.LeMay
External Affairs,                            Officer, Midwest Research
SBC Communications, Inc.                     Institute


HOWARD M.DEAN  3.                            WILLIAM L.TRUBECK  2.
Director since 1987                          Director since 1994                     1. Audit Committee
Chairman and Chief Executive                 Senior Vice President-Finance           2. Compensation Committee
Officer, Dean Foods Company                  and Chief Financial Officer,            3. Governance Committee
                                             International Multifoods, Inc.          *  Committee Chairman

================================================================================
47

                                 INFORMATION
================================================================================
[YELLOW CORPORATION LOGO]


YELLOW CORPORATION
P.O. Box 7563
Overland Park, KS  66207
913-696-6100
http://www.yellowcorp.com

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Kansas City, MO

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
P.O. Box 3315
So. Hackensack, NJ  07606
800-851-9677
http://www.chasemellon.com

ANNUAL MEETING
April 22nd at 9:30 a.m.
Doubletree Hotel
10100 College Boulevard
Overland Park, KS  66210

10-K REPORT
Please write to:Treasurer, Yellow Corporation or see our web site

================================================================================



             [GRAPHIC - CLOSE UP PICTURE OF EXACT EXPRESS PACKAGE]

www.yellowcorp.com                      P.O. BOX 7563
                                        OVERLAND PARK, KS
                                        66207
--------------------------------------------------------------------------------
                           [YELLOW CORPORATION LOGO]
--------------------------------------------------------------------------------
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